RECEIVED
NOV 2 2 2004
202
SEC MAIL PROCESSING SECTION WASH., D.C.

SECURITIE[redacted]SION

04013194

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/03 (MM/DD/YY) AND ENDING 09/24/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL REPORT

SEPTEMBER 24, 2004

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) Rule 17a - 5

SUMMARY OF CONTENTS

RAYMOND JAMES®

November 19, 2004

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 24, 2004.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 24, 2004, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Richard B. Franz II

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 19th day of November, A.D., 2004.

Stephanie Mailhot

Notary Public
State of Florida at Large

STEPHANIE MAILHOT
Notary Public, State of Florida
My comm. exp. April 5, 2005
Comm. No. DD 151749

My commission expires: Comm. No. DD 151749

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 24, 2004, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 24, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information included in Schedule 1, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Tampa, Florida
November 16, 2004

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 24, 2004
(in thousands)
(continued on next page)

ASSETS

Cash and cash equivalents	$	268,320
Assets segregated pursuant to federal regulations:		
Cash and cash equivalents		2,158,392
Securities purchased under agreements to resell		2,285
Receivables:		
Brokerage clients, net		1,137,694
Stock borrowed		1,536,879
Brokers, dealers and clearing organizations		93,163
Other		76,940
Deposits with clearing organizations		28,376
Securities owned, at fair value		268,329
Deferred income taxes, net		39,345
Property and equipment, net		97,975
Prepaid expenses and other assets		10,241
	$	5,717,939

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 24, 2004
(in thousands, except share and par amounts)
(continued from previous page)

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable	$ 72,276
Payables:	
Brokerage clients	3,027,757
Stock loaned	1,597,117
Brokers, dealers and clearing organizations	63,284
Payable to affiliates	78,996
Income taxes payable to Parent	41,169
Trading account securities sold, not yet purchased, at fair value	102,096
Accrued compensation, commissions and benefits	137,589
Accrued expenses and other liabilities	70,198
	5,190,482
Commitments and contingencies (Note 12)	
Stockholder's equity:	
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares	108
Additional paid-in capital	140,329
Retained earnings	386,833
Accumulated other comprehensive income	(13)
	527,457
	$ 5,717,939

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF INCOME
For the Year Ended September 24, 2004
(in thousands)

Revenues:	
Securities commissions and fees	$ 416,782
Insurance and annuity commissions	33,474
Investment banking fees	76,607
Interest	83,361
Net trading profits	13,802
Clearing charges to affiliates and correspondents	78,986
Financial service fees	53,737
Investment advisory fees	39,493
Other	36,223
Total revenues	832,465
Interest expense	28,920
Net revenues	803,545
Expenses:	
Compensation, commissions and benefits	489,259
Communications and information processing	44,382
Clearance and floor brokerage	16,426
Occupancy and equipment	48,449
Business development	35,315
Other	29,622
Total expenses	663,453
Income before provision for income taxes	140,092
Provision for income taxes	50,324
Net income	$ 89,768

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at September 26, 2003	$ 200	$ 108	$ 108,824	$ 380,413	$ 102	$ 489,647
Net income	-	-	-	89,768	-	89,768
Contribution from Parent	-	-	31,505	-	-	31,505
Cash dividends to Parent	-	-	-	(83,348)	-	(83,348)
Net change in currency translation	-	-	-	-	(115)	(115)
Balances at September 24, 2004	$ 200	$ 108	$ 140,329	$ 386,833	$ (13)	$ 527,457

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2004
(in thousands)
(continued on next page)

Cash flows from operating activities:		
Net income	$	89,768
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Depreciation and amortization		13,362
Provision for bad debt and other accruals		(148)
Deferred income taxes, net		5,463
Realized gain on sale of property and equipment		(70)
Decrease (increase) in operating assets:		
Assets segregated pursuant to federal regulations		75,689
Receivables:		
Brokerage clients, net		(152,430)
Stock borrowed		(328,317)
Brokers, dealers and clearing organizations, net		11,006
Other		(11,261)
Deposits with clearing organizations		1,062
Securities owned, net, at fair value		(95,823)
Prepaid expenses and other assets		(1,252)
Increase (decrease) in operating liabilities:		
Payables:		
Brokerage clients		75,456
Stock loaned		369,966
Brokers, dealers and clearing organizations		(79,047)
Payable to affiliates		35,767
Income taxes payable to Parent		(5,334)
Accrued compensation, commissions, and benefits		25,107
Accrued expenses and other liabilities		9,919
Net cash provided by operating activities		38,883

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2004
(in thousands)
(continued from previous page)

Cash flows from investing activities:	
Additions to property and equipment	(13,528)
Proceeds from sale of property and equipment	122
Net cash (used in) investing activities	(13,406)
Cash flows from financing activities:	
Proceeds from loans	27,000
Payments on loans	(1,737)
Cash dividends to Parent	(83,348)
Net cash (used in) financing activities	(58,085)
Currency adjustments:	
Effect of exchange rate changes on cash	(115)
Net decrease in cash and cash equivalents	(32,723)
Cash and cash equivalents at beginning of year	301,043
Cash and cash equivalents at end of year	$ 268,320

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 28,314
Cash paid for taxes	$ 50,195
Noncash investing and financing activities - capital contribution of building and land by Parent	$ 31,505

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities, and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange, New York Futures Exchange, Pacific Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, National Association of Securities Dealers, and Securities Investors Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

Securities transactions, commission revenues and commission expenses are recorded on a trade date basis. Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid securities that do not have readily determinable fair values, the Company uses estimated fair values. Estimated fair values are determined by management based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, including securities purchased under agreements to resell, with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Included in segregated assets at September 24, 2004 are cash and cash equivalents and securities purchased under agreements to resell.

Securities purchased under agreements to resell

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements), which are included in cash and cash equivalents and assets segregated pursuant to federal regulations. Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value, as such financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 24, 2004, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of stockholder's equity. At September 24, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $136,478,000 and the fair value of the collateral that had been sold or repledged was $46,270,000.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years for software and furniture, fixtures and equipment, and fifteen to thirty-one years for buildings and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Consolidated Statement of Income in the period realized.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, which are included in prepaid expenses and other assets at $2,099,000, had an aggregate estimated fair value of $3,877,000 at September 24, 2004.

Investment banking fees

Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking fees include management fees and underwriting fees, net of reimbursable expenses. Warrants received in connection with investment banking transactions are carried at estimated fair value as determined by management.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2004 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plans

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" and is included in compensation, commissions and benefits.

Foreign currency translation

RJG's statement of financial condition is translated at the rate as of the period ended September 24, 2004. The statement of income is translated at an average rate for the period. Any gain or loss on foreign currency translation is included in accumulated other comprehensive income.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from and payables to brokerage clients

Receivables from and payables to brokerage clients include amounts arising from normal cash and margin transactions. Securities owned by brokerage clients are held as collateral for receivables. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients is shown net of an allowance for doubtful accounts of approximately $1,916,000 as of September 24, 2004. The Company pays interest at varying rates for qualifying client funds on deposit which are awaiting reinvestment. Such funds on deposit totaled $2,653,448,000 at September 24, 2004. Other funds on deposit on which the Company does not pay interest totaled $374,308,000 at September 24, 2004.

Receivables from brokers, dealers and clearing organizations:

	September 24, 2004 (in thousands)
Securities failed to deliver	$ 51,610
Open transactions, net	$ 32,383
Interest and other	9,170
Total receivables	$ 93,163

Payables to brokers, dealers and clearing organizations:

		September 24, 2004
		(in thousands)
Securities failed to receive	$	56,636
Interest and other		6,648
Total payables	$	63,284

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Consistent with industry practice, amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the consolidated financial statements and are included in receivables from or payables to brokers, dealers and clearing organizations. Amounts payable for securities purchased of $225,959,000 were netted against amounts receivable for securities sold of $258,342,000 to arrive at a net trade date receivable of $32,383,000 at September 24, 2004.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates. The Company retains a portion of such commissions and fees as a clearing fee for its services, which it records on a net basis. Total commissions and fees generated by affiliates were $744,284,000 for the year ended September 24, 2004 of which $81,570,000 was charged to affiliates as a clearing fee for the Company's services.

The Company charged RJF and other affiliates approximately $31,126,000 in fiscal year 2004, for certain communications, business development, incentive compensation and administrative expenses. The Company was charged approximately $26,070,000 in fiscal year 2004, for certain administrative, employee benefit, business development and other expenses allocated from RJF and other affiliates. The net effect of such charges was accounted for on a net basis and reflected as expense in the consolidated statement of income.

Receivable from affiliates of $700,000 at September 24, 2004, which is included in other receivables, and payable to affiliates of $78,996,000 at September 24, 2004, reflect amounts receivable and payable for these related party transactions.

During fiscal 2004, RJF made a $27,769,000 capital contribution to the Company in the form of an office building, and a $3,736,000 capital contribution in the form of land. Both contributions were made at book value.

NOTE 5 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable securities owned and securities sold, not yet purchased, are valued at fair market value. Unrealized gains and losses are reflected in the Consolidated Statement of Income. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities. The resulting difference between cost and fair value is included in net trading profits on the Consolidated Statement of Income.

	September 24, 2004 (in thousands)	
	Securities owned, at fair value	Trading account securities sold, not yet purchased, at fair value
Marketable:		
Equities	$ 15,287	$ 21,690
Municipal obligations	192,639	-
Corporate obligations	19,517	3,522
Government obligations	33,163	66,073
Other	2,593	10,811
Non-marketable	5,130	-
	$ 268,329	$ 102,096

NOTE 6 - PROPERTY AND EQUIPMENT:

	September 24, 2004 (in thousands)
Land	$ 9,006
Buildings, land improvements and leasehold improvements	106,656
Furniture, fixtures and equipment	108,910
	224,572
Less: accumulated depreciation and amortization	(126,597)
	$ 97,975

NOTE 7 - BORROWINGS:

Loans payable of $72,276,000 represents a mortgage note payable related to the financing of the Company's home office complex. The mortgage note is guaranteed by the Parent. The Company borrowed an additional $27,000,000 in January 2004. The mortgage requires monthly principal and interest payments of $530,000. The mortgage bears interest at 5.7% and is secured by land, buildings and improvements with a net book value of $76,914,000 at September 24, 2004. Principal maturities under this mortgage note payable for the succeeding fiscal years are as follows: fiscal 2005 - $2,303,000; fiscal 2006 - $2,438,000; fiscal 2007 - $2,580,000; fiscal 2008 - $2,731,000; fiscal 2009 - $2,891,000; thereafter - $59,333,000.

The Company maintains uncommitted lines of credit aggregating $505,100,000 with commercial banks ($290,100,000 secured and $215,000,000 unsecured). Borrowings under the lines of credit bear interest at Fed Funds rate (which ranged from .92% to 1.80% in 2004) plus .5%. There were no unsecured short-term borrowings outstanding at September 24, 2004. The interest rate on borrowings ranged from 1.47% to 2.06% in 2004. Loans on the secured uncommitted lines of credit are collateralized by Company owned or client margin securities.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company also acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,493,810,000 and $1,542,953,000, respectively, at September 24, 2004. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $102,096,000 at September 24, 2004 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. The Company utilizes government obligations and equity securities to economically hedge proprietary inventory positions. At September 24,

2004, the Company had $66,073,000 in short government obligations and $19,788,000 in short equity securities which represented economical hedge positions.

The Company enters into security transactions on behalf of its clients involving forward settlement. The Company has entered into transactions with a contract value of $2,062,855,000 and a market value of $2,405,369,000 as of September 24, 2004. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES:

Income tax expense consists of the following:

	September 24, 2004 (in thousands)		
	Current	Deferred	Total
Federal	$ 40,715	$ 4,755	$ 45,470
State	4,146	708	4,854
Total	$ 44,861	$ 5,463	$ 50,324

The Company's effective tax rate on pretax income differs from the statutory federal income tax rate due to the following:

	September 24, 2004	
	Amount (in thousands)	Percent
Federal taxes at statutory rate	$ 49,032	35.0
State income taxes, net of federal benefit	3,155	2.3
Tax exempt interest income	(1,849)	(1.3)
Other	(14)	(0.1)
Total	$ 50,324	35.9

Deferred income taxes as of September 24, 2004 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

	September 24, 2004
	(in thousands)
Deferred tax assets:	
Deferred compensation	$ 16,002
Accrued expenses	15,588
Capital expenditures	16,269
Unrealized loss	522
Other	902
Total deferred tax assets	49,283
Deferred tax liabilities:	
Capital expenditures	(9,938)
Total deferred tax liabilities	(9,938)
Net deferred tax assets	$ 39,345

The Company has recorded a deferred tax asset at September 24, 2004. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 24, 2004. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and the rules of the securities exchanges of which it is a member whose requirements are substantially the same. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items.

		September 24, 2004
		(in thousands)
Net capital	$	363,049
Less: required net capital		(25,840)
Excess net capital	$	337,209
Net capital as a percent of aggregate debit items		28.10%

As of September 24, 2004 the Company's deposit requirement for the proprietary accounts of introducing brokers was $386,000.

The following is a summary of Stockholder's equity as of September 24, 2004. The financial information of PCA and RJG is included in the accompanying consolidated financial statements (see Note 2); PCA and RJG are not required to be included in the Company's regulatory capital computation and are therefore appropriately excluded.

		September 24, 2004
		(in thousands)
Consolidated Stockholder's equity	$	527,457
Less: PCA's Stockholder's equity		(156)
Less: RJG's Stockholder's equity		13
Stockholder's equity per Company's regulatory capital computation	$	527,314

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include the 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, stock bonus, stock option, retention programs and employee investment funds. Qualified

and non-qualified plan compensation expense includes approximately $23,931,000 in aggregate for stock options and contributions to the plans in 2004.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2005 through 2013. Minimum annual rentals under such agreements for the succeeding fiscal years are approximately: fiscal 2005 - $14,549,000; fiscal 2006 - $11,646,000; fiscal 2007 - $9,389,000; fiscal 2008 - $5,686,000; fiscal 2009 - $2,689,000; thereafter - $3,581,000. Expenses related to the right to use property and equipment incurred under all leases aggregated approximately $23,933,000 in 2004.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 24, 2004 and were subsequently settled had no material effect on the consolidated financial statements as of that date.

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 24, 2004, the Company had client margin securities valued at $90,208,000 on deposit with a clearing organization.

The Company has expanded its corporate headquarters with the completion of a fourth tower. The cost for the building and adjacent garage was $33,000,000. In connection therewith, the Company made a second draw of $27,000,000 on its mortgage on January 30, 2004, which brought the total mortgage on its headquarters complex to $73,674,000.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

As disclosed in the previous year's Notes to Consolidated Financial Statements, the Company undertook a review of sales of Class A load mutual funds in excess of $2,500 from January 1, 1999 through the balance sheet date and has refunded to clients any overcharges plus applicable interest arising from the failure to afford applicable discounts to clients. The refunds, including interest, totaled $2,645,000. Of the total refunds, the Company has estimated that it will recover $605,000 from its Financial Advisors (of which $548,000 has already been collected as of September 24, 2004) and $178,000 from mutual funds companies. The Company had made adequate provision in its fiscal 2003 consolidated financial statements reflecting the net impact of these refunds.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial

statements, the ultimate resolution of these matters will not result in a material adverse effect on the consolidated financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period depending upon the ultimate resolution of these matters and upon the level of income for such period.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 24, 2004
(in thousands)

Stockholder's equity	$	527,314
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		1,217
Receivable from customers and partly secured accounts, net		4,042
Receivable other		71,829
Exchange memberships		2,099
Furniture, equipment, and leasehold improvements, net		32,752
Due from affiliates		5,693
Other assets		11,868
Other charges		13,981
Total nonallowable assets and other charges		143,481
Capital before haircuts on securities positions		383,833
Haircuts on securities positions		20,784
Net capital		363,049
Minimum net capital:		
The greater of $250,000 or 2% of aggregate debit items arising from the computation for determination of reserve requirements under Rule 15c3-3		25,840
Excess net capital	$	337,209
Percentage of net capital to aggregate debit items		28.10%

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 24, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 24, 2004
(in thousands)

Credits:		
Free credit balances and other credit balances in customers' security accounts	$	3,025,303
Monies borrowed collateralized by securities carried for the accounts of customers		75,404
Monies payable against customers' securities loaned		144,836
Customers' securities failed to receive		28,768
Credit balances in firm accounts which are attributable to principal sales to customers		10,212
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days		91
Market value of short securities and credits in suspense accounts outstanding over 30 calendar days		2,633
Market value of securities in transfer over 40 calendar days and unconfirmed by the agent or issuer		453
Total credits		3,287,700
Debits:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts		1,120,217
Securities borrowed on behalf of customers		83,896
Failed to deliver of customers' securities		12,511
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		75,404
Aggregate debits		1,292,028
Less 3% deduction for alternative method		38,761
Total debits		1,253,267
Reserve requirement	$	2,034,433
Cash and market value of securities, segregated for the exclusive benefit of customers: Balance at September 24, 2004	$	2,158,388
Based on September 24, 2004 calculation, new amount in Reserve Bank account after withdrawal of funds on September 28, 2004	$	2,108,387

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 24, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
September 24, 2004
(in thousands)

Credits:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	380
Monies borrowed collateralized by securities carried or PAIB		21
Total PAIB credits		401
Debits:		
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		15
Total PAIB debits		15
PAIB Reserve requirement	$	386
Cash and market value of securities, segregated for the exclusive benefit of proprietary introductory brokers: Balance at September 24, 2004	$	2,290
Based on September 24, 2004 calculation, new amount in Reserve Bank account after adding deposit on September 28, 2004	$	2,290

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 24, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 24, 2004
(in thousands, except number of items)

	Market value	Number of items
1. Customers' fully paid securities and excess margin securities not in RJA's possession or control as of September 24, 2004 (for which instructions to reduce to possession or control had been issued as of September 24, 2004) but for which the required action was not taken by RJA within the time frame specified under Rule 15c3-3	$ -	1
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 24, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	-

See accompanying Independent Auditors' Report.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Supplementary Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 24, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6. Making the daily computations of the segregation requirements of section 4(d)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Auditing Standards Board of the American Institute of Certified Public Accountants (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 24, 2004, to meet the Commission's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Tampa, Florida
November 16, 2004

Consolidated Statement

of

Financial Condition

September 24, 2004

RAYMOND JAMES®
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC

International Headquarters:
The Raymond James Financial Center
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James & Associates, Inc. and Subsidiaries

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

SEPTEMBER 24, 2004

ASSETS

Cash and cash equivalents $	268,320
Assets segregated pursuant to federal regulations:	
Cash and cash equivalents	2,158,392
Securities purchased under agreement to resell	2,285
Receivables:	
Brokerage clients, net	1,137,694
Stock borrowed	1,536,879
Brokers, dealers and clearing organizations	93,163
Other	76,940
Deposits with clearing organizations	28,376
Securities owned, at fair value	268,329
Deferred income taxes, net	39,345
Property and equipment, net	97,975
Prepaid expenses and other assets	10,241
	$ 5,717,939

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable $	72,276
Payables:	
Brokerage clients	3,027,757
Stock loaned	1,597,117
Brokers, dealers and clearing organizations	63,284
Payable to affiliates	78,996
Income taxes payable to Parent	41,169
Trading account securities sold, not yet purchased, at fair value	102,096
Accrued compensation, commissions and benefits	137,589
Accrued expenses and other liabilities	70,198
	5,190,482
Commitments and contingencies (Note 12)	
Stockholder's equity:	
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares	108
Additional paid-in capital	140,329
Retained earnings	386,833
Accumulated other comprehensive income	(13)
	527,457
	$ 5,717,939

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities, and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange, New York Futures Exchange, Pacific Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, National Association of Securities Dealers, and Securities Investors Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated statement of financial condition is prepared in accordance with *accounting principles generally accepted in the United States of America, the more* significant of which are summarized below.

Securities transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid securities that do not have readily determinable fair values, the Company uses estimated fair values. Estimated fair values are determined by management based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, including securities purchased under agreements to resell, with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Included in segregated assets at September 24, 2004 are cash and cash equivalents and securities purchased under agreements to resell.

Securities purchased under agreements to resell

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements), which are included in cash and cash equivalents and assets segregated pursuant to federal regulations. Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value, as such financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 24, 2004, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of stockholder's equity. At September 24, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $136,478,000 and the fair value of the collateral that had been sold or repledged was $46,270,000.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years for software and furniture, fixtures and equipment, and fifteen to thirty-one years for buildings and land improvements. *Leasehold improvements are amortized using the straight-line method over the shorter* of the lease term or estimated useful lives of the assets. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, which are included in prepaid expenses and other assets at $2,099,000 at September 24, 2004, had an aggregate estimated fair value of $3,877,000 at September 24, 2004.

Investment banking fees

Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees net of reimbursable expenses. Warrants received in connection with investment banking transactions are carried at estimated fair value as determined by management.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2004 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plans

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

Foreign currency translation

RJG's statement of financial condition is translated at the rate of the period ended September 24, 2004. The statement of income is translated at an average rate for the period. Any gain or loss on foreign currency translation is included in accumulated other comprehensive income.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from and payables to brokerage clients

Receivables from and payables to brokerage clients include amounts arising from normal cash and margin transactions. Securities owned by brokerage clients are held as collateral for receivables. Such collateral is not reflected in the accompanying consolidated statement of financial condition. The amount receivable from clients is shown net of an allowance for doubtful accounts of approximately $1,916,000 as of September 24, 2004. The Company pays interest at varying rates for qualifying client funds on deposit which are awaiting reinvestment. Such funds on deposit totaled $2,653,448,000 at September 24, 2004. Other funds on deposit on which the Company does not pay interest totaled $374,308,000 at September 24, 2004.

Receivables from brokers, dealers and clearing organizations (in thousands):

Securities failed to deliver	$ 51,610
Open transactions, net	$ 32,383
Interest and other	9,170
Total receivables	$ 93,163

Payables to brokers, dealers and clearing organizations (in thousands):

Securities failed to receive	$ 56,636
Interest and other	6,648
Total payables	$ 63,284

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Consistent with industry practice, amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the consolidated statement of financial condition and are included in receivables from or payables to brokers, dealers and clearing organizations. Amounts payable for securities purchased of $225,959,000 were netted against amounts receivable for securities sold of $258,342,000 to arrive at a net trade date receivable of $32,383,000 at September 24, 2004.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates. The Company retains a portion of such commissions and fees as a clearing fee for its services, which it records on a net basis.

Receivable from affiliates of $700,000 at September 24, 2004, which is included in other receivables, and payable to affiliates of $78,996,000 at September 24, 2004, reflect amounts receivable and payable for these related party transactions.

During fiscal 2004, RJF made a $27,769,000 capital contribution to the Company in the form of an office building, and a $3,736,000 capital contribution in the form of land. Both contributions were made at book value.

NOTE 5 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (in thousands):

Marketable securities owned, and securities sold, not yet purchased, are valued at fair market value. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

	Securities owned, at fair value	Trading account securities sold, not yet purchased at fair value
Marketable:		
Equities	$ 15,287	$ 21,690
Municipal obligations	192,639	-
Corporate obligations	19,517	3,522
Government obligations	33,163	66,073
Other	2,593	10,811
Non-marketable	5,130	-
	$ 268,329	$ 102,096

NOTE 6 - PROPERTY AND EQUIPMENT (in thousands):

Land	$ 9,006
Buildings, land improvements and leasehold improvements	106,656
Furniture, fixtures and equipment	108,910
	224,572
Less: accumulated depreciation and amortization	(126,597)
	$ 97,975

NOTE 7 - BORROWINGS:

Loans payable of $72,276,000 represents a mortgage note payable related to the financing of the Company's home office complex. The mortgage note is guaranteed by the Parent. The Company borrowed an additional $27,000,000 in January 2004. The mortgage requires monthly principal and interest payments of $530,000. The mortgage bears interest at 5.7% and is secured by land, buildings and improvements with a net book value of $76,914,000 at September 24, 2004. Principal maturities under this mortgage note payable for the succeeding fiscal years are as follows: fiscal 2005 - $2,303,000; fiscal 2006 - $2,438,000; fiscal 2007 - $2,580,000; fiscal 2008 - $2,731,000; fiscal 2009 - $2,891,000 thereafter - $59,333,000.

The Company maintains uncommitted lines of credit aggregating $505,100,000 with commercial banks ($290,100,000 secured and $215,000,000 unsecured). Borrowings under the lines of credit bear interest at Fed Funds rate (which ranged from .92% to 1.80% in 2004) plus .5%. There were no unsecured short term borrowings outstanding at September 24, 2004. The interest rate on borrowings ranged from 1.47% to 2.06% in 2004. Loans on the secured uncommitted lines of credit are collateralized by company owned or client margin securities.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company also acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,493,810,000 and $1,542,953,000, respectively, at September 24, 2004. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $102,096,000 at September 24, 2004 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. The Company utilizes government obligations and equity securities to economically hedge proprietary inventory positions. At September 24, 2004, the Company had $66,073,000 in short government obligations and $19,788,000 in short equity securities which represented economically hedged positions.

The Company enters into security transactions on behalf of its clients involving forward settlement. The Company has entered into transactions with a contract value of $2,062,855,000 and a market value of $2,405,369,000 as of September 24, 2004. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty

fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES (in thousands):

Deferred income taxes as of September 24, 2004 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Deferred compensation	$ 16,002
Accrued expenses	15,588
Capital expenditures	16,269
Unrealized loss	522
Other	902
Total deferred tax assets	49,283
Deferred tax liabilities:	
Capital expenditures	(9,938)
Total deferred tax liabilities	(9,938)
Net deferred tax assets (liabilities)	$ 39,345

The Company has recorded a deferred tax asset at September 24, 2004. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 24, 2004. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and the rules of the securities exchanges of which it is a member whose requirements are substantially the same. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. At October 29, 2004, the Company's percentage was 26.78% as compared with the minimum 2%, and net capital, as defined, was $336,972,000 as compared with minimum required net capital of $25,168,000 resulting in excess net capital of $311,804,000.

As of October 29, 2004, the Company's deposit requirement for the proprietary accounts of introducing brokers was $525,000.

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include the 401(k) incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, stock bonus, stock option, retention programs and employee investment funds.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2005 through 2013. Minimum annual rentals under such agreements for the succeeding fiscal years are approximately: fiscal 2005 - $14,549,000; fiscal 2006 - $11,646,000; fiscal 2007 - $9,389,000; fiscal 2008 - $5,686,000; fiscal 2009 - $2,689,000; thereafter - $3,581,000.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 24, 2004 and were subsequently settled had no material effect on the consolidated financial statements as of that date.

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 24, 2004, the Company had client margin securities valued at $90,208,000 on deposit with a clearing organization.

The Company has expanded its corporate headquarters with the completion of a fourth tower. The cost for the building and adjacent garage was $33,000,000. In connection therewith, the Company made a second draw of $27,000,000 on its mortgage on January 30, 2004, which brought the total mortgage on its headquarters complex to $73,674,000.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

As disclosed in the previous year's Notes to Consolidated Financial Statements, the Company undertook a review of sales of Class A load mutual funds in excess of $2,500 from January 1, 1999 through the balance sheet date and has refunded to clients any overcharges plus applicable interest arising from the failure to afford applicable discounts to clients. The refunds, including interest, totaled $2,645,000. Of the total refunds, the Company has estimated that it will recover $605,000 from its Financial Advisors, of which $548,000 has already been collected as of September 24 2004, and $178,000 from mutual funds companies. The Company had made adequate provision in its fiscal 2003 consolidated financial statements reflecting the net impact of these refunds.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the consolidated financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period depending upon the ultimate resolution of these matters and upon the level of income for such period.

KPMG

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 24, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 24, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Tampa, Florida
November 16, 2004